UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
    [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

    [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

              For the transition period from ________ to _________

                         Commission File Number 1-12188


                         SODEXHO MARRIOTT SERVICES, INC.
                         -------------------------------
                          401(K) EMPLOYEES' RETIREMENT
                         -------------------------------
                             SAVINGS PLAN AND TRUST
                         -------------------------------
                            (Full title of the plan)


    9801 Washingtonian Boulevard, Gaithersburg, Maryland               20878
    ----------------------------------------------------             ----------
                   (Address of the plan)                             (Zip Code)





                         SODEXHO MARRIOTT SERVICES, INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


    9801 Washingtonian Boulevard, Gaithersburg, Maryland               20878
    ----------------------------------------------------             ----------
          (Address of principal executive offices)                   (Zip Code)

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

(a) Financial statements and supplemental schedule as of December 31, 2000, and 1999, prepared in accordance with financial reporting requirements of ERISA.

         Beginning at the next page of this document.

(b)      Exhibits

         The following exhibits are furnished with this Form 11-K:

         (23)     Consent of Independent Auditors - Ernst & Young LLP


                                   SIGNATURES
                                   ----------

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            SODEXHO MARRIOTT SERVICES, INC.
                                            401(K) EMPLOYEES' RETIREMENT
                                            SAVINGS PLAN AND TRUST





Date:    June 28, 2001                          /s/ JOHN M. BUSH
    ------------------                          ---------------------------
                                                John M. Bush
                                                Senior Vice President and
                                                 Chief Financial Officer
                                                Sodexho, Inc.
                                                (formerly known as
                                                Sodexho Marriott Services, Inc.)

SODEXHO MARRIOTT SERVICES, INC. 401(K) EMPLOYEES'
RETIREMENT SAVINGS PLAN AND TRUST

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2000 with Report of Independent Auditors

                         Sodexho Marriott Services, Inc.
                          401(k) Employees' Retirement
                             Savings Plan and Trust

                        Audited Financial Statements and
                              Supplemental Schedule

                          Year ended December 31, 2000




                                    CONTENTS

Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4


Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held At End of Year)...............12

                         Report of Independent Auditors

Administrative Committee
Sodexho Marriott Services, Inc. 401(k) Employees'
    Retirement Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Sodexho Marriott Services, Inc. Employees' 401(k) Retirement Savings Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                         /s/ Ernst & Young LLP
May 11, 2001, except for Note 9,
    as to which the date is
    June 15, 2001
McLean, Virginia

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                 Statements of Net Assets Available for Benefits


                                                                                  December 31
                                                                           2000                 1999
                                                                   ------------------------------------------

ASSETS
Cash                                                                 $         33,419     $         71,620
Investments                                                               570,783,105          542,565,262
Employer contributions receivable                                           3,758,243            3,134,121
                                                                   ------------------------------------------
Total assets                                                              574,574,767          545,771,003

LIABILITIES
Custodian and advisor fees payable                                             55,291               38,164
Excess contributions due to participants                                    2,042,989            1,606,128
                                                                   ------------------------------------------
Total liabilities                                                           2,098,280            1,644,292
                                                                   ------------------------------------------

Net assets available for benefits                                    $    572,476,487     $    544,126,711
                                                                   ==========================================


SEE ACCOMPANYING NOTES.

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000



ADDITIONS
Investment income:
   Dividends and interest                                                              $     32,454,124
   Net realized and unrealized depreciation in aggregate
     fair value of investments                                                              (10,632,366)
   Less investment expense                                                                     (250,522)
                                                                                  -------------------------
   Total net investment income                                                               21,571,236

Contributions:
   Participants                                                                              38,558,751
   Employer                                                                                  11,929,510
                                                                                  -------------------------
Total contributions                                                                          50,488,261
                                                                                  -------------------------
Total additions                                                                              72,059,497

DEDUCTIONS
Benefits paid to participants                                                                42,978,863
Transfers to other plans                                                                        481,362
Administrative expenses                                                                         249,496
                                                                                  -------------------------
Total deductions                                                                             43,709,721
                                                                                  -------------------------

Net increase                                                                                 28,349,776
Net assets available for benefits at beginning of year                                      544,126,711
                                                                                  -------------------------
Net assets available for benefits at end of year                                       $    572,476,487
                                                                                  =========================


SEE ACCOMPANYING NOTES.

                     Sodexho Marriott Services, Inc. 401(k)
                      Employees' Retirement Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000


1. DESCRIPTION OF THE PLAN

The following description of the Sodexho Marriott Services, Inc. 401(k) Employees' Retirement Savings Plan and Trust (the Plan) provides only general information. Additional information about the Plan's provisions is in the Summary Plan Description. Copies of the report are available from Sodexho Marriott Services, Inc. (the Company).

On March 27, 1998, Marriott International, Inc. spun off its lodging, senior living and distribution services business into a new corporation called New Marriott. The remaining contract services division, referred to as Marriott Management Services Corp., then merged with the North American operations of Sodexho Alliance, Sodexho USA, and became Sodexho Marriott Services, Inc. Employees of Sodexho Marriott Services, Inc. became eligible to participate in the Plan.

Effective January 1, 1999, eligible participants from Sodexho USA were able to participate in the Plan. On April 9, 1999, assets from the Sodexho Savings Plus Plan were transferred into the Plan and initially invested according to similar participant directed investment options, except for the Retirement Income Plan Fund. The Retirement Income Plan Fund contains former assets from participants in the Seiler Corporation Retirement Income Plan, a predecessor to the Sodexho Savings Plus Plan and is a nonparticipant-directed fund.

Assets of the Plan are held in trust under an agreement between the Company and
T. Rowe Price (the Trustee). T. Rowe Price is also the record-keeper for the
Plan.

GENERAL

The Plan is a defined contribution plan covering eligible employees over the age of 21 who have completed at least 1,000 hours of service with the Company or its predecessors within a 12-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The majority of the Plan's expenses are paid by the Company.

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Participants may make voluntary contributions to the Plan from 1% to 15% of their gross annual compensation or a fixed dollar amount (minimum $3 per week). The amount that may be contributed is limited by the Internal Revenue Code as applicable to the type of plan. Participants may also elect to make after-tax contributions. Effective January 1, 2000, only non-highly compensated participants may make after-tax contributions to the Plan. The Company's contribution to the Plan is a discretionary amount determined by the Company's Board of Directors. For the 2000 plan year, the employer matching contribution was $.50 for every dollar contributed by a participant up to 6% of a participant's eligible compensation. Participants may also transfer amounts into the Plan that represent distributions from other qualified defined benefit or defined contribution plans. Investment of employee and Company contributions is participant directed.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions and earnings on related investments. Allocations of Company contributions are made on a pro rata basis based on an individual participant's contributions. Allocations of earnings are based on account balances on a daily basis. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Plan administrative expenses.

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer contributions and earnings thereon vest according to the anniversary date of continuous years of service as follows:

          Years of Service                    Vesting Percentage
          ----------------                    ------------------

            Less than 2                              0%
                 2                                  40%
                 3                                  60%
                 4                                  80%
                 5                                 100%

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING (CONTINUED)

Participants vest in employer contributions fully upon death, permanent disability or upon retirement.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of 14 investment options. Participants may change their investment options in 1% increments on a daily basis. Participants can invest in any of 13 available funds and Sodexho Marriott Services, Inc. common stock. No further contributions can be made to the Retirement Income Plan Fund or in Marriott International, Inc. common stock.

PARTICIPANT LOANS

Under certain conditions, participants may borrow from their fund accounts a minimum of $400 and a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the previous 12-month period, or 50% of their vested account balance. Loan terms range from one to four years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the end of the previous quarter as published by the Wall Street Journal, plus 1%. Principal and interest are paid weekly through payroll deductions.

PAYMENT OF BENEFITS

Benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled is the benefit that can be provided by the contributions and earnings thereon allocated to such participant's account.

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS (CONTINUED)

Benefit payments are made upon separation, retirement, permanent disability, or death. In-service before-tax distributions are permitted for all participants who have attained the age of 59 1/2 or the Plan Administrator approves a withdrawal for financial hardship. After-tax distributions are also permitted although there are some stipulations if basic after-tax contributions are withdrawn. Upon termination of service, a participant may elect to receive either a lump sum amount equal to their account balance, annual installments over a specified period chosen by the participant, or payments in the form of an annuity.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

INVESTMENTS VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value except for its investment in Guaranteed Investment Contracts (GICs), synthetic GICs and pooled separate accounts that are valued at contract value. The Plan owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, mortgage-backed and other asset-backed securities. Fair values of the underlying securities are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the Trustee for securities for which there is not an established market. Synthetic GICs utilize a benefit responsive "wrapper" contract issued by a financially responsible third party that provides market and cash flow risk protection to the Plan. The value of the wrapper contracts is the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to these assets. Pooled separate accounts are valued at contract value, which approximates fair value.

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS VALUATION AND INCOME RECOGNITION (CONTINUED)

Shares of mutual and collective investment funds are valued at market prices, that represent the net asset value of shares held by the Plan at year-end. The Company's stock and Marriott International, Inc. stock are valued at their quoted market price. Investments in government obligations are valued at fair value as determined by the investment manager. Investments in money market funds are valued at cost, which approximates fair value. Participant notes receivable are valued at outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on an average cost method.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INVESTMENTS

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits are as follows:

                                                                                   December 31
                                                                             2000               1999
                                                                       -------------------------------------

Marriott International, Inc. common stock                               $  67,361,988      $  63,939,339
T. Rowe Price Blue Chip Growth Fund                                       130,335,251        136,650,621
T. Rowe Price Personal Strategy Balanced Fund                              68,185,831         71,450,626
T. Rowe Price Stable Value Fund                                            77,952,760         61,170,089

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                                            Year Ended
                                                                                         December 31, 2000
                                                                                   -------------------------
Net realized and unrealized appreciation (depreciation) in
   aggregate fair value of investments:
     Common stock                                                                           $ 21,358,634
     Mutual and collective investment funds                                                  (32,596,024)
     Government obligations                                                                      605,024
                                                                                   -------------------------
Total                                                                                       $(10,632,366)
                                                                                   =========================


4.  NONPARTICIPANT DIRECTED INVESTMENTS

Information about net assets and the significant components of the changes in net assets relating to the Retirement Income Plan Fund, a nonparticipant directed investment fund, is as follows:

                                                                               December 31
                                                                       2000                   1999
                                                              ----------------------- ----------------------
Net assets held by State Street Bank and Trust Company:
     Investments, at estimated fair value:
       State Street Short Term Investment Fund                          $ 1,380,018             $ 1,511,300
       Growth Opportunity Series A Fund                                   8,055,140               7,904,730
       Daily Government Corp. Fund                                        4,860,567               6,840,995
                                                              ----------------------- ----------------------
Total retirement Income Plan Fund                                       $14,295,725             $16,257,025
                                                              ======================= ======================


                                                                                              Year ended
                                                                                              December 31
                                                                                                 2000
                                                                                       ---------------------
Changes in net assets:
   Net realized and unrealized depreciation in aggregate
     fair value of investments                                                               $  (710,795)
Benefits paid to participants                                                                 (1,136,880)
Transfers to participant-directed funds                                                         (113,625)
                                                                                       ---------------------
                                                                                             $(1,961,300)
                                                                                       =====================

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)


5.  GUARANTEED INVESTMENT CONTRACTS

The GICs and synthetic GICs held by the Plan are fully benefit responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, REPORTING OF INVESTMENT CONTRACTS HELD BY HEALTH AND WELFARE BENEFIT PLANS AND DEFINED CONTRIBUTION PENSION PLANS. A fully benefit responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. GICs and synthetic GICs are unallocated insurance contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses). All participant-initiated transactions are permitted at contract value with no conditions, limits, or restrictions. The contract balances at December 31, 2000 and 1999 totaled $29,689,115 and $45,878,935, respectively.

The crediting rate at which interest is accrued to the contract balances ranged from 5.01% to 6.82% and 5.30% and 7.98% for the years ended December 31, 2000 and 1999, respectively. These interest rates are reset either quarterly or semiannually as defined by each contract. The minimum interest rates under the terms of contracts having such minimum rates range from 0.0% to 1.0% and 0.0% to 3.0% for 2000 and 1999, respectively. The average yield was approximately 6.80% and 6.63% for the years ended December 31, 2000 and 1999, respectively.

The estimated fair values of these contracts have been determined by the Trustee using available market information and valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair values calculated for the contracts at December 31, 2000 and 1999 are $29,439,684 and $45,153,552, respectively.

6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)


7.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 18, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

8.  PARTY-IN-INTEREST TRANSACTIONS

The following funds are sponsored by the Trustee: T. Rowe Price Personal Strategy Income Fund, T. Rowe Price Blue Chip Growth Fund, T. Rowe Price Personal Strategy Balanced Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Mid-Cap Growth Fund, T. Rowe Price Personal Strategy Growth Fund, T. Rowe Price New Horizons Fund, and T. Rowe Price Stable Value Fund. The plan also invests in company stock of Marriott International, Inc. and Sodexho Marriott Services, Inc. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

9.  SUBSEQUENT EVENT

On June 15, 2001, Sodexho Alliance, S.A. announced the completion of its tender offer for the publicly held shares of common stock of the Company for $32 per share in cash through its wholly owned subsidiary, SMS Acquisition Corp. SMS Acquisition Corp. will be merged with and into the Company with the Company becoming a wholly owned subsidiary of Sodexho Alliance, S.A. As a result, the Company's stock will be de-listed and participants in the Plan will receive cash equivalent to $32 per share. The Company's stock price was approximately $22 and $32 per share as of December 31, 2000 and June 15, 2001, respectively. These funds will be deposited into the T. Rowe Price Stable Value Fund and can be re-directed by participants at any time.

                              Supplemental Schedule

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)
                             EIN-52-0936594 Plan-003

                                December 31, 2000

                                                                      Description of
                                                                        Investment,
                                                                     Including Maturity
                                                                       Date, Rate of
                  Identity of Issue, Borrower,                        Interest, Par or
                    Lessor, or Similar Party                           Maturity Value         Cost         Current Value
----------------------------------------------------------------------------------------------------------------------------

Money market funds:
   Marriott Disbursement Account**                                        125,861 shares       *           $         125,861
   State Street Short Term Investment Fund                              1,380,018 shares  $1,380,018               1,380,018
                                                                                                         -------------------
Total money market funds                                                                                           1,505,879

Mutual funds and collective investment funds:
   T. Rowe Price Personal Strategy Income Fund**                          154,378 shares       *                   2,034,695
   Spectrum Income Fund                                                   116,615 shares       *                   1,255,939
   Janus Worldwide Fund                                                   499,489 shares       *                  28,400,996
   T. Rowe Price Blue Chip Growth Fund**                                3,850,377 shares       *                 130,335,251
   T. Rowe Price Personal Strategy Balanced Fund**                      4,283,030 shares       *                  68,185,831
   T. Rowe Price Equity Income Fund**                                   1,009,188 shares       *                  24,896,656
   Vanguard Institutional Index Fund                                      176,681 shares       *                  21,328,907
   T. Rowe Price Mid-Cap Growth Fund**                                    666,837 shares       *                  26,533,449
   T. Rowe Price Personal Strategy Growth Fund**                          186,316 shares       *                   3,530,690
   T. Rowe Price New Horizons Fund**                                      760,965 shares       *                  18,179,463
   Western Asset Core Portfolio                                         1,656,143 shares       *                  18,002,275
   T. Rowe Price Stable Value Fund**                                   77,952,760 shares       *                  77,952,760
   Scudder International Fund                                             242,921 shares       *                  12,221,338
   Growth Opportunity Series A Fund                                       600,547 shares   8,110,336               8,055,140
                                                                                                         -------------------
Total mutual funds and collective investment funds                                                               440,913,390

Government obligations:
     Daily Government Corp. Fund                                          315,395 shares   4,408,694               4,860,567
                                                                                                         -------------------
Total government obligations                                                                                       4,860,567

Common stock:
     Sodexho Marriott Services, Inc.**                                    448,239 shares       *                   9,917,286
     Marriott International, Inc.**                                     1,594,367 shares       *                  67,361,988
                                                                                                         -------------------
Total common stock                                                                                                77,279,274

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)
                                   (continued)
                             EIN-52-0936594 Plan-003

                                December 31, 2000

                                                                       Description of
                                                                         Investment,
                                                                      Including Maturity
                                                                        Date, Rate of
                   Identity of Issue, Borrower,                        Interest, Par or
                     Lessor, or Similar Party                           Maturity Value          Cost          Current Value
-------------------------------------------------------------------------------------------------------------------------------

Synthetic guaranteed investment contracts:
  Allstate Life Insurance Company (contract #77075-A):
     US Treasury Notes                                                  11/30/2001, 5.88%         *            $   3,810,830
     Net wrapper value                                                                            *                   23,808
                                                                                                            -------------------
                                                                                                                   3,834,638
Caisse des Depots (contract #WR-1364-01):
  Federal Home Loan Bank                                                 1/21/2003, 5.50%         *                  998,470
  US Treasury Notes                                                      6/30/2003, 5.38%         *                2,212,826
  US Treasury Notes                                                      3/31/2003, 5.50%         *                1,007,480
  Cash                                                                                            *                   59,125
  Net wrapper value                                                                               *                   27,167
                                                                                                            -------------------
                                                                                                                   4,305,068
Caisse des Depots (contract #BR-364-01):
  GMAC Commercial Mortgage Securities                                   12/15/2004, 6.45%         *                  625,114
  Morgan Stanley Capital                                                10/15/2007, 6.33%         *                  291,717
  Net wrapper value                                                                               *                  220,296
                                                                                                            -------------------
                                                                                                                   1,137,127
Continental Assurance Company (contract#630-05865):
  US Treasury Notes                                                      2/15/2004, 5.88%         *                1,224,960
  Net wrapper value                                                                               *                  (16,403)
                                                                                                            -------------------
                                                                                                                   1,208,557
Monumental Life Insurance Company
   (contract #BDA00388TR):
      CITRV                                                             11/17/2008, 6.25%         *                  751,412
      The Money Store Improvement Loan                                  11/15/2013, 7.03%         *                  528,097
      Net wrapper value                                                                           *                   (6,830)
                                                                                                            -------------------
                                                                                                                   1,272,679

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)
                                   (continued)
                             EIN-52-0936594 Plan-003

                                December 31, 2000

                                                                    Description of
                                                                      Investment,
                                                                   Including Maturity
                                                                     Date, Rate of
                 Identity of Issue, Borrower,                       Interest, Par or
                   Lessor, or Similar Party                          Maturity Value          Cost          Current Value
----------------------------------------------------------------------------------------------------------------------------

Synthetic guaranteed investment contracts (continued):
 National Westminster Bank (contract #SAM-200 A):
    American Express CR Account                                      12/15/2003, 6.80%         *             $    475,822
    American Express Master Trust                                     8/15/2002, 7.60%         *                  383,495
    California Infrastructure & Eco. Dev. Bank                        9/25/2005, 6.32%         *                  382,675
    California Infrastructure & Eco. Dev. Bank                        9/25/2005, 6.28%         *                  382,386
    First Omni Bank Credit Card                                       9/15/2003, 6.65%         *                  475,233
    Prime Credit Card Master Trust                                    7/15/2004, 6.70%         *                  760,775
    Net wrapper value                                                                          *                    4,832
                                                                                                         -------------------
                                                                                                                2,865,218
Rabobank Nederland (contract #SDH049802):
   First USA Credit Card Master Trust                                 3/17/2005, 6.42%         *                1,022,902
   Net wrapper value                                                                           *                  (30,710)
                                                                                                         -------------------
                                                                                                                  992,192
Rabobank Nederland (contract #SDH049801):
   Merrill Lynch Mortgage Investment                                 11/21/2028, 6.69%         *                  998,554
   Net wrapper value                                                                           *                      433
                                                                                                         -------------------
                                                                                                                  998,987
State Street Bank (contract #98071):
   US Treasury Notes                                                  9/30/2002, 5.88%         *                4,042,280
   Net wrapper value                                                                           *                   28,425
                                                                                                         -------------------
                                                                                                                4,070,705
Transamerica Life Insurance and Annuity Company
   (Contract #TDA76762):
     Asset backed securities:
      California Infrastructure & Eco. Dev. Bank                      9/25/2008, 6.31%         *                  201,872
      Heller Equipment Asset Receivable                               3/14/2004, 6.65%         *                   50,438
      MMCA Auto Owner TR                                              8/15/2003, 6.80%         *                   50,345
      ONYX Accep. Owner TR                                           11/15/2003, 6.82%         *                   50,299
      Sears Credit Account Master TR                                  2/16/2007, 6.35%         *                  100,679

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)
                                   (continued)
                             EIN-52-0936594 Plan-003

                                December 31, 2000

                                                                    Description of
                                                                      Investment,
                                                                   Including Maturity
                                                                     Date, Rate of
                 Identity of Issue, Borrower,                       Interest, Par or
                   Lessor, or Similar Party                          Maturity Value          Cost          Current Value
----------------------------------------------------------------------------------------------------------------------------

Transamerica Life Insurance and Annuity Company
   (Contract #TDA76762) (continued):
     Corporate Debt Securities:
       AIG Sunamerica Global Financing                                6/15/2005, 7.60%         *            $     264,060
       Bayer Corporation                                             10/01/2002, 6.50%         *                   95,838
       Energy Louisiana 1st Mtg.                                      3/01/2008, 6.50%         *                   92,341
       General Electric Capital Corp.                                 5/15/2005, 7.50%         *                   68,626
       Harvard University                                             4/15/2007, 8.13%         *                  207,968
       Jersey Cent Power DTD                                         10/01/2004, 7.13%         *                   96,435
       Merck & Company, Inc.                                          3/01/2028, 6.40%         *                   97,066
       Morgan Stanley Dean Witter Discover                            6/15/2005, 7.75%         *                   36,851
       Nippon Teleg & Tel Corp.                                       3/25/2008, 6.00%         *                  126,540
       Northern Trust Company                                        11/09/2004, 6.65%         *                   50,582
       Quebec (Providence of)                                         4/15/2003, 8.80%         *                  100,588
       Southern New England Tel. Mtn.                                  8/1/2007, 7.13%         *                   97,530
       Union Bank Switzerland                                         7/15/2006, 7.25%         *                  193,908
       Wal Mart Stores, Inc.                                         10/15/2005, 5.88%         *                   94,464
     Mortgage Backed Securities:
       Federal National Mortgage Association                          3/17/2018, 6.50%         *                  191,436
       FHLMC Gold C3-2195                                            10/01/2029, 6.00%         *                  166,489
       FHLMC Gold C3-4971                                            12/01/2029, 7.50%         *                  244,414
       FNMA 30 Year                                                    1/1/2029, 6.00%         *                  126,148
       FNMA 30 Year                                                    2/1/2029, 6.00%         *                   91,401
       FNMA 30 Year                                                    2/1/2029, 6.00%         *                  349,975
       FNMA 30 Year                                                    8/1/2029, 7.00%         *                   45,878
       Gov't Nat'l Marketing Assoc. 15 Year                           4/15/2013, 7.00%         *                  262,097
       Gov't Nat'l Marketing Assoc. 30 Year                           8/15/2021, 9.50%         *                   67,463
       Gov't Nat'l Marketing Association                              7/15/2024, 8.50%         *                   13,673
       Gov't Nat'l Marketing Assoc. GPM                              10/15/2009, 9.50%         *                   33,845
       Gov't Nat'l Marketing Association I                            6/15/2024, 9.00%         *                  368,168
       Gov't Nat'l Marketing Association I                           10/15/2008, 9.00%         *                   13,783

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)
                                   (continued)
                             EIN-52-0936594 Plan-003

                                December 31, 2000

                                                                    Description of
                                                                      Investment,
                                                                   Including Maturity
                                                                     Date, Rate of
                 Identity of Issue, Borrower,                       Interest, Par or
                   Lessor, or Similar Party                          Maturity Value          Cost          Current Value
----------------------------------------------------------------------------------------------------------------------------

Transamerica Life Insurance and Annuity Company
   (Contract #TDA76762) (continued):
      Mortgage Backed Securities:
        Gov't Nat'l Marketing Association I                          12/15/2008, 9.00%         *              $     14,182
        Gov't Nat'l Marketing Association I                          11/15/2008, 9.00%         *                    16,874
        Gov't Nat'l Marketing Association I                          11/15/2024, 8.50%         *                    13,820
        Gov't Nat'l Marketing Association II                         3/20/2019, 10.50%         *                    28,619
        Gov't Nat'l Marketing Association II                         8/20/2020, 10.00%         *                     1,162
        Gov't Nat'l Marketing Association II                          7/20/2026, 8.50%         *                    29,047
        Gov't Nat'l Marketing Association II                         9/20/2019, 10.00%         *                     5,133
        Gov't Nat'l Marketing Association II                         3/20/2025, 10.00%         *                     9,670
        Gov't Nat'l Marketing Association II                        12/20/2018, 10.00%         *                     2,963
      Other:
         Bank of New York Collective Fund                                                      *                   466,155
         Cash                                                                                  *                    94,730
      US Government and Agency:
        Federal Home Loan Banks                                       12/2/2003, 5.13%         *                    98,606
        Federal Nat'l Marketing Association                           5/15/2008, 6.00%         *                   100,334
        Federal Home Loan Banks                                       10/9/2002, 6.12%         *                    20,115
        Federal Home Loan Mortgage                                   1/15/2005, 6.875%         *                   111,359
        Tennessee Valley Authority                                   12/15/2017, 6.25%         *                   135,665
        US Treasury Bonds                                             8/15/2025, 6.88%         *                   111,057
        US Treasury Notes                                             5/15/2007, 6.63%         *                 1,240,436
        US Treasury Bonds                                            11/15/2016, 7.50%         *                    60,346
        US Treasury Bonds                                            11/15/2027, 6.13%         *                   161,441
        US Treasury Notes                                             8/15/2010, 5.75%         *                   628,782
        US Treasury Notes                                            11/15/2026, 6.50%         *                   303,296
        Net wrapper value                                                                      *                    (1,587)
                                                                                                         -------------------
                                                                                                                 7,703,405
                                                                                                         -------------------
Total synthetic guaranteed investment contracts                                                                 28,388,576

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)
                                   (continued)
                             EIN-52-0936594 Plan-003

                                December 31, 2000

                                                                    Description of
                                                                      Investment,
                                                                   Including Maturity
                                                                     Date, Rate of
                 Identity of Issue, Borrower,                       Interest, Par or
                   Lessor, or Similar Party                          Maturity Value          Cost          Current Value
----------------------------------------------------------------------------------------------------------------------------

Guaranteed investment contract:
   Pacific Life                                                  3/20/2001, 6.81%             *             $     1,300,539
                                                                                                         -------------------
 Total guaranteed investment contracts                                                                            1,300,539

Pooled separate accounts:
   Massachusetts Mutual Life Insurance Company                   11/05/2006, 5.88%            *                     557,104
   Metropolitan Life Insurance Company                           12/31/2000, 5.55%            *                   2,635,471
                                                                                                         -------------------
Total pooled separate accounts                                                                                    3,192,575


                                                                 Interest rates range
Participant loans**                                                from 8.25% to 10.5%                           13,342,305
                                                                                                         -------------------
Total investments                                                                                           $   570,783,105
                                                                                                         ===================


* Historical cost information is not required for participant-directed funds. ** Party-in-interest

                                INDEX TO EXHIBITS
                                -----------------


EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------

  (23)                     Consent of Independent Auditors - Ernst & Young LLP

Exhibits omitted are not required or not applicable.